Exhibit 99.1



Alcon's Eye Allergy Drug, PATANOL® Ophthalmic Solution, Approved in Japan

FORT WORTH, Texas – July 26, 2006 – Alcon, Inc. (ACL) announced today that it has received approval from the Ministry of Health, Labor and Welfare in Japan to market its eye allergy drug, PATANOL® (olopatadine hydrochloride ophthalmic solution) 0.1 %, for allergic conjunctivitis.

PATANOL® solution provides both mast cell stabilizing and anti-histamine properties in a single molecule, providing patients with rapid, effective and lasting relief from the signs and symptoms of allergic conjunctivitis, an allergen-induced inflammatory response characterized by ocular itching, redness and tearing.

Japan is the world's second largest ocular allergy market and therefore represents a significant business opportunity for the company to expand sales of PATANOL® solution, according to Alcon Japan President Scott Manning.

"The approval of PATANOL® solution is an important development for Alcon," said Manning. "We anticipate launching this product in Japan this year and will be expanding our sales force to maximize this opportunity. We expect PATANOL® solution to be a contributor to our future growth and also anticipate that this product will be adopted by the medical community and will provide optimal ocular relief and comfort to patients who suffer from eye allergies."

PATANOL® solution is approved in 83 countries including the United States where it has become the leading product for the treatment for ocular allergy.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements. *This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.*

For Information, contact:
Doug MacHatton (817) 551-8974 (investors)
Carol Massey (817) 551-8058 (media)

www.alconinc.com